Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

July 24, 2014

Inland Real Estate INCOME Trust, Inc.

On July 23, 2014, Real Estate Daily, an online industry publication, published an article entitled “New nontraded REIT valuation rules may not hurt fundraising after all, CEO says,” the full text of which is reproduced below, after asking for and obtaining an interview with Mitchell Sabshon, our chief executive officer.

Real Estate Daily is wholly unaffiliated with the Company, and neither the Company, nor its sponsor, Inland Real Estate Investment Corporation (“IREIC”), nor any of their affiliates, has made any payment or given any consideration to Real Estate Daily in connection with the article below or any other matter published by Real Estate Daily concerning the Company or any of its affiliates.

The Company has filed with the Securities and Exchange Commission a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). The statements in the article attributed to or derived from Mr. Sabshon were not intended to qualify any of the information, including the risks factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. You should consider statements in the article or contained herein only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into the Registration Statement, including the risks factors described or incorporated by reference therein.

Statements in the article that are not attributed directly to Mr. Sabshon represent the author’s or others’ opinions, and are not endorsed or adopted by the Company. These statements should not be considered in deciding whether to invest in the Company’s common stock.

Full Text of Real Estate Daily Article

New nontraded REIT valuation rules may not hurt fundraising after all, CEO says by Tom Yeatts

When Mitchell Sabshon, CEO and president of Inland Real Estate Investment Corp., first learned about the Financial Industry Regulatory Authority’s plans to bring greater transparency to the nontraded REIT sales arena, he thought, like many, that fundraising totals would surely suffer with the changes.

Today, however, the executive is not so sure.

“I think there’s a very good chance we will not see any kind of diminution in fundraising,” Sabshon said, in a recent interview, of the proposed changes to NASD Rule 2340, which would make fees paid to brokers and others visible on client account statements at the time of sale — such that investors would see $8.80, for example, instead of the typical gross $10-per-share valuation.

“On the contrary, given the recent performance of nonlisted REITs, I actually think we’re going to continue to see [fundraising] growth in that sector,” the executive said.

Sabshon’s relatively rosy view cannot be casually dismissed. The executive, a key player in the nontraded REIT community, sits on the board of the Investment Program Association, the industry trade group heavily involved in the shaping of the controversial new client account statement rules.

Sabshon’s comments came, also, just as FINRA submitted to the SEC more stringent requirements for share valuation disclosure than originally proposed. Specifically, FINRA, responding to complaints, backed away from an earlier proposal that disclosing the costs and fees paid to brokers be voluntary. Securities also cannot be listed as “not priced,” as was the case in earlier versions of the rule.

“FINRA agrees that showing the securities on account statements as ‘not priced’ may be confusing to investors and does not fully promote transparency,” FINRA associate general counsel Matthew Vitek wrote in a July 11 letter to the SEC. “Accordingly, FINRA is amending the Proposal to require general securities members to include in customer account statements a per share estimated value for a DPP [direct participation program] or REIT security.”

FINRA, notably, also asked the SEC in its final rule change proposal to allow broker/dealers an 18-month window to implement the new disclosure standards. An earlier version of the proposal would have allowed for only a six-month window.

In the interview, Sabshon echoed the public statements of other nontraded REIT leaders who think greater transparency will be, in the final analysis, a boon to the nontraded REIT business, bolstering its credibility. He compared the industry’s current dilemma to the one mutual funds faced in the 1970s, before pressure forced the industry to reduce fees. FINRA appears to agree with many observers about the potential short-term costs and long-term benefits of greater transparency surrounding share valuation. In his letter to the SEC, Vitek acknowledged the stakes.

“Since the demand for this product is also sensitive to expected riskreturn profiles of alternatives such as publicly listed REITs, substitution effects might create a shift towards listed alternatives,” Vitek wrote. “However, as overall expenses of DPPs and REITs are anticipated to diminish over time due to competitive forces … demand is expected to recover in the long-run.”

Inland certainly is counting on a level of demand. In his role, Sabshon vowed to break with the firm’s traditional practice and offer more than one REIT product — two or three, likely — at any given time.

In the interview, Sabshon also confessed to being partial to the single-asset-type product. Inland Real Estate Income Trust Inc., of which Sabshon is also CEO, was not conceived as a shopping centerfocused entity, but it has evolved that way.

“We have come to believe that multitenant retail provides the highest risk-adjusted return opportunity,” Sabshon told SNL. “So even though we have, technically, the ability to acquire other property types, we are focusing on multitenant retail because that’s where we think our investors are likely to get the most attractive return for the level of risk.”

Sabshon said he expects the cycle from capital raise to liquidity event to lengthen back to a more standard time frame once the economy normalizes and there is more certainty about what is to come with interest rates.

“Four to six years is going to become the norm, in my mind, for the foreseeable future,” he said.

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